September 6, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Proteostasis Therapeutics, Inc.
Registration Statement on Form S-1 (SEC File No. 333-213322)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Proteostasis Therapeutics, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern time, on September 8, 2016 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 1120 copies of the Preliminary Prospectus dated September 6, 2016 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

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Very truly yours, LEERINK PARTNERS LLC RBC CAPITAL MARKETS, LLC As Representatives

By:	LEERINK PARTNERS LLC

By:	/s/ John I. Fitzgerald, Esq.
Name: John I. Fitzgerald, Esq. Title: Managing Director

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Lorenzo Paoletti
Name: Lorenzo Paoletti Title: Director

[Signature Page to Acceleration Request]